

August 24, 2009

Mr. Oleg Batratchenko
Chief Executive Officer and Chairman
Victoria Industries, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017

      Re: **Victoria Industries, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the three months ended March 31, 2009
              File No. 000-31683

Dear Mr. Batratchenko:

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                        Sincerely,

                        Lyn Shenk
                        Branch Chief